Alexander International Ltd.
                             17-2885 Packard Avenue
                              Coquitlam, BC V3B 6G4
                                     Canada
                                 (604) 944-7664



July 12, 2006

United States
Securities and Exchange Commission
Washington, D.C.  20549
Attn:  Patrick Gilmore

Re: Alexander International Ltd.
    Item 4.01 Form 8-K
    Filed March 24, 2006
    File No. 000-50157

Dear Mr. Gilmore,

In response to your letter dated May 2, 2006, we have the following responses to your comments:

Form 8-K filed March 24, 2006

1.   We note in your Form 8-K that none of the reportable events described under
     Item 304(a)(l)(v) of Regulation S-B occurred within the two most recent years of the company ended December 31, 2004 and 2003. However, the most recent fiscal years discussed throughout this 8-K refers to December 31, 2003 and 2002. Help us understand why the dates of the two most recent fiscal years are not consistent throughout this form 8-K or revise for consistency.

     Answer: The Company has amended the Form 8-K to clarify the corrected periods stated as December 2003 and 2002.

2. We also note your Exhibit 16 letter from Beckstead and Watts, LLP does not comply with Item 304(a)(2). In this regard, please provide an updated
     Exhibit 16 letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

     Answer: Exhibit 16 letter complies with Item 304(a)(2). See attached exhibit.

General

The company acknowledges that:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing.

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robert Tsuida
---------------------------
President